--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13E-3
                               (AMENDMENT NO. 1)
                             TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                          KELLEY OIL & GAS CORPORATION
                                (Name of Issuer)
                          KELLEY OIL & GAS CORPORATION
                       (Name of Person Filing Statement)
              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                       (Titles of Classes of Securities)
                                  487-736-AA8
                    (CUSIP Numbers of Classes of Securities)
                                JOHN F. BOOKOUT
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          KELLEY OIL & GAS CORPORATION
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200

  (Name, Address and Telephone Number of Person Authorized To Receive Notices
        and Communications On Behalf of the Person(s) Filing Statement)
                                With a Copy to:

                               CHARLES L. STRAUSS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151
     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X] A tender offer.

     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") supplements and amends the information set forth in a Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 19, 1999 (as amended, this "Schedule 13E-3") relating to the offer by Kelley Oil & Gas Corporation, a Delaware corporation (the "Company"), to purchase up to $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "Securities"), at an aggregate purchase price of approximately $15.8 million, plus accrued and unpaid interest thereon to the date of repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"; the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). On May 7, 1999, the Company issued a press release (the "Press Release") to waive the minimum-tender condition of the Offer. The Offer to Purchase, the Letter of Transmittal and the Press Release are incorporated herein as Exhibits (a)(1), (a)(2) and (a)(7) hereto. Certain information required to be reported in this Schedule 13E-3 is being incorporated by reference to a Schedule 13E-4 relating to the Offer and filed by the Company on April 19, 1999 and amended on May 7, 1999 (as amended, the "Schedule 13E-4").

     The following items are amended in their entirety to read as follows:

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The material terms of the Offer are described in the Offer to Purchase and the Letter of Transmittal, in particular in the Offer to Purchase under the heading "The Offer" and in the Press Release.

     (b) Not applicable.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a), (b) As described in the Offer to Purchase under the heading "Introduction -- Fairness of the Offer to Holders", the Company reasonably believes that the Offer is fair, from a financial view, to Holders. One director, Mr. John J. Conklin, Jr., did not vote on the Offer because Mr. Conklin was unable, for medical reasons, to participate in the meeting at which the Offer was approved.

     (c) The transaction is not structured so that approval of at least a majority of unaffiliated security holders is necessarily required. However, as stated in the Press Release, an uncertain minimum principal amount must be tendered for the Company to obtain an unqualified opinion, which indirectly is a condition to the Offer.

     (d) The Company did not retain a representative to act on behalf of the Holders in connection with negotiating the Offer or prepare a report concerning the fairness of the Offer.

     (e) The Offer was approved by a majority of the directors of the Company who are not employees of the Company.

     (f) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

     The Offer to Purchase, as supplemented by the Supplement to Offer to Purchase filed as exhibit (d)(6) to this Schedule 13E-3 and by the Press Release filed as exhibit (d)(7) to this Schedule 13E-3, and Letters of Transmittal are incorporated in their entirety into this Schedule 13E-3.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     Each of the following documents has been or is being filed with the
Schedule 13E-4 and is incorporated herein by reference.

     (d) (1) Offer to Purchase dated April 19, 1999.

          (2) Form of Letter of Transmittal for the Securities dated April 19, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (3) Form of Notice of Guaranteed Delivery for the Securities.

          (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the Securities.

          (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the Securities.

          (6) Supplement to Offer to Purchase.

          (7) Press Release of the Company dated May 7, 1999.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated May 7, 1999

                                            KELLEY OIL & GAS CORPORATION

                                            By:     /s/ RICK G. LESTER
                                              ----------------------------------
                                              Rick G. Lester,
                                              Chief Financial Officer